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June 17, 2013

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pingtan Marine Enterprise Ltd.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 31, 2013
File No. 333-188007

Dear Ms. Long

On behalf of our client, Pingtan Marine Enterprise Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated June 12, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 31, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Amended Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement, as amended.

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Ms. Pamela Long June 17, 2013 Page 2

General

1.	We note your revised disclosure in response to comment one in our letter dated April 19, 2013, pursuant to which you now disclose that the selling stockholders involved in selling the Warrants “may be deemed to be ‘underwriters’.” As discussed in our prior comment one, in accordance with the provisions of Securities Act Rule 144(i), please revise your prospectus cover page and plan of distribution disclosure to state that Chum Capital Group Limited “is” an underwriter with respect to the sale of the Sponsor Warrants and of the 1,150,000 ordinary shares listed in the selling securityholders table (refer to disclosure on page 38).

Revisions in response to the Staff’s comment have been made on the prospectus cover page and on page 42 of the Amended Registration Statement.

Prospectus Cover Page

2.	Refer to the securities listed in the third bullet point. Please explain the legal significance of the statement that you are registering up to 3,966,667 ordinary shares upon the exercise of the Sponsor Warrants “so long as such Warrants are exercised by transferees who acquired those Warrants in registered transactions…” As the Sponsor Warrants appear to be currently exercisable, please discuss how the company intends to comply with its Section 5 obligations with respect to the issuance of ordinary shares following Sponsor’s exercise of these warrants. Please advise, or otherwise, revise your disclosure to remove such qualification.

Revisions in response to the Staff’s comment have been made on the prospectus cover page.

3.	Since no ordinary shares underlying outstanding warrants are being registered for resale, please revise your disclosure stating that you will not receive proceeds “from the resale of the underlying ordinary shares.” Please make a corresponding change in your Plan of Distribution section on page 36.

Revisions in response to the Staff’s comment have been made on the prospectus cover page and on page 36 of the Amended Registration Statement.

Selling Securityholders, page 37

4.	Since the ordinary shares underlying the warrants will be issued in a registered transaction, please revise the second sentence of the first paragraph accordingly.

Ms. Pamela Long June 17, 2013 Page 3

Revisions in response to the Staff’s comment have been made page 37 of the Amended Registration Statement.

5.	In the third paragraph, please revise the statement that the “selling securityholders are not making any representation that any Warrants or ordinary shares covered by this prospectus will be offered for sale” as it appears to be inconsistent with your prospectus disclosures. We may have additional comments following review of your response.

Revisions in response to the Staff’s comment have been made page 37 of the Amended Registration Statement.

Information Incorporated by Reference, page 44

6.	Please update your disclosure to include the Quarterly Report on Form 10-Q for the period ended March 31, 2013.

Revisions in response to the Staff’s comment have been made page 45 of the Amended Registration Statement.

Exhibit 5.2 – Opinion of Forbes Hare

7.	We note your response to comment seven in our letter dated April 19, 2013; however, no changes appear to have been made to counsel’s opinion in response to our comment. Please have counsel revise its opinion accordingly.

In response to the Staff’s Comment, the Company has filed a revised opinion from its Cayman counsel as exhibit 5.2 to the Amended Registration Statement.

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Ms. Pamela Long June 17, 2013 Page 4

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad
Reed Smith LLP